Grupo Casa Saba, S.A.B. de C.V.

Pursuant to Article 35, Section II of the General rules applicable to securities issuers and other participants in the stock market, the following is hereby informed:

1. On March 30, 2011, the call for a general ordinary shareholders' meeting of Grupo Casa Saba, S.A.B. de C.V. (the “Company”), was published in “El Financiero” newspaper. The Meeting will be held on April 29, 2011 at 10:30 am.

2. In accordance with item XI of the Agenda for the aforementioned general ordinary shareholders' meeting, an increase in the variable portion of the capital stock of the Company will be proposed to the shareholders, by means of the issuance of shares which represent the capital stock of the Company; which will be maintained in the treasury of the Company to be used in order to implement a stock option and/or purchase plan for the employees, officers and/or directors of the Company or its subsidiaries, through the subscription and payment of such shares by a trust or through the most convenient structure.

3. The terms and conditions of the aforementioned plan, as well as the terms and structure through which the shares will be subscribed and paid, either by the trust or the approved structure, will be determined by the shareholders' meeting or the Board of Directors. When such terms are defined, the necessary notices will be published, in order for the shareholders to exercise their right of first refusal under Clause Thirteen of the by-laws of the Company and Article 132 of the General Law for Commercial Entities (Ley General de Sociedades Mercantiles).

4. If the case, once the increase of the capital stock is approved and the issued shares are subscribed and paid, the number of outstanding shares of the Company will increase, diluting the participation of the shareholders which choose not to subscribe the shares of the increase. Notwithstanding the above, there will be no difference in the shares or the rights of the shareholders of the Company as a consequence of the aforementioned increase.

5. In virtue of the capital stock increase and the issuance of shares referred herein, the number of shares of the Company that are currently recorded before the National Securities Registry of the National Banking and Securities Commission, will have to be updated.

6. In case the increase of the capital stock is approved, except for the increase in the number of shares representing the capital stock of the Company and the possible dilution of the shareholders which choose not to exercise their right of first refusal, there will be no difference in the shares or the rights of the shareholders of the Company.

Mexico City, Federal District, March 31, 2011.